================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 -------------
                                    FORM 11-K
                                 -------------


 /x/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of
    1934


 For the Fiscal Year Ended December 31, 1998

                                       OR

 / / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

 For the transition period from                                   to

 Commission file number 33-

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            Cox Communications, Inc.
                           Savings and Investment Plan

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Cox Communications, Inc.
                              1400 Lake Hearn Drive
                             Atlanta, Georgia 30319


 ===============================================================================

 ITEMS 1 AND 2

 FINANCIAL STATEMENTS
                                                                 Page Number
                                                                In This Report


 Independent Auditors' Report                                          3

 Financial Statements as of December 31, 1998 and 1997 and for the years ended December 31, 1998 and 1997:

    Statements of Net Assets Available for Benefits                    4

    Statements of Changes in Net Assets Available for Benefits         5

    Notes to Financial Statements                                      6

 Supplemental Schedules as of and for the year ended December 31, 1998:

     Item 27a - Schedule of Assets Held for Investment Purposes        12
     Item 27d - Schedule of Reportable Transactions                    13

 Schedules required under the Employee Retirement Income Security Act of 1974,other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

 Signature                                                             14

 EXHIBIT

 23  Consent of Deloitte & Touche LLP                                  15

 INDEPENDENT AUDITORS' REPORT


 Cox Communications, Inc. Savings and Investment Plan:

 We have audited the accompanying statements of net assets available for benefits of the Cox Communications, Inc. Savings and Investment Plan
 (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

 Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management.
 Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




 /s/ Deloitte & Touche LLP
 -------------------------
 DELOITTE & TOUCHE LLP

 Atlanta, Georgia
 May 6, 1999

 COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN


 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
 DECEMBER 31, 1998 AND 1997
 -------------------------------------------------------------------------------

                                            1998                      1997
 INVESTMENTS - At fair value           $ 164,072,889             $ 136,143,071

 EMPLOYEE CONTRIBUTIONS RECEIVABLE           538,587                   460,268

 EMPLOYER CONTRIBUTION RECEIVABLE            206,781                   180,763
                                       -------------             -------------
 NET ASSETS AVAILABLE FOR BENEFITS     $ 164,818,257             $ 136,784,102
                                       =============             =============

 See notes to financial statements.

 COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN


 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
 YEARS ENDED DECEMBER 31, 1998 AND 1997
 -------------------------------------------------------------------------------

                                                                    1998           1997
 NET ASSETS AVAILABLE FOR BENEFITS - Beginning of period       $ 136,784,102   $ 106,473,306

 ADDITIONS (DEDUCTIONS):
  Employee contributions                                          16,164,488      13,202,157
  Employer contributions                                           5,523,638       4,755,842
  Interest and dividends                                          10,226,719      12,345,436
  Net appreciation in fair value of investments                    9,985,997      11,929,996
  Transfers to other plans                                        (3,472,788)       (195,164)
  Distributions to participants                                  (10,393,899)    (11,727,471)
                                                               -------------   -------------

 NET ASSETS AVAILABLE FOR BENEFITS - End of period             $ 164,818,257   $ 136,784,102
                                                               =============   =============

 See notes to financial statements.

 COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

 NOTES TO FINANCIAL STATEMENTS
 AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
 -------------------------------------------------------------------------------


 1.   PLAN DESCRIPTION

     The following brief description of the Cox Communications, Inc. Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

     General - The Plan was adopted by Cox Communications, Inc. (the "Company") effective February 1, 1995 to provide tax deferred savings and matching employer contributions to eligible employees.

     The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees are eligible for participation in the Plan after completing one year of service.

     Administration - The Plan is administered by the Cox Enterprises, Inc. Management Committee which is responsible for overall Plan policy and the Administrative Committee which is responsible for the daily operations of the Plan. The Administrative Committee is authorized to employ agents, etc., as may be required, to carry out the provisions of the Plan. Administrative expenses, other than those related to participant loans, are charged to and paid directly by the Company. All administrative expenses related to the participant loan process are charged directly against the participant's lowest risk investment balance by Vanguard Fiduciary Trust Company ("Vanguard"), the Plan's trustee.

     Contributions - Effective July 1, 1995, all eligible participants could elect to contribute, through a payroll deduction program, an amount ranging from 1% to 15% (6% for highly-compensated employees) of eligible pay up to a maximum of $10,000 in 1997 and 1998. The Company contributes an amount equal to 50% of each participant's contribution, not to exceed 6% of the participant's eligible pay. Participants are automatically vested in both their employee and employer contribution accounts upon joining the Plan.

     Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined.

     Distributions - Upon written request and approval of the Committee, participants may withdraw amounts as specified in the Plan Document from their employee contribution account if the withdrawal is necessary due to hardship.

     A participant's contributions and employer matching contributions may be withdrawn upon retirement, termination of employment, or death.

     Investment Options - During both 1998 and 1997, a participant could direct the investment of his or her account balance, including the employer match, in any of the following Vanguard managed funds: Vanguard Wellington Fund, Vanguard Windsor Fund, Vanguard Morgan Growth Fund, Vanguard Federal Money Market Fund, Vanguard Short-term Corporate Bond Fund, Vanguard Intermediate Term Corporate Bond Fund, Vanguard International Growth Fund, Vanguard Total Stock Market Index Fund, and the Cox Communications Class A Common Stock Fund. Certain former Times Mirror employees may also own interests in the Series A or Series C Times Mirror Stock Fund; however, contributions to these funds are no longer allowed. During 1998, all shares of Times Mirror Series B Fund were swapped for shares of Times Mirror Series A Fund.

     Loans - Plan participants are eligible to apply for loans from their employee contribution account. The loan amount may not exceed certain limits as outlined in the Plan provisions. Interest is charged at the prime interest rate as indicated in the Wall Street Journal. Loans are secured by the account balance of the participant and are generally payable over periods not longer than five years, except for home loans which may not exceed 30 years.

 2.   ACCOUNTING POLICIES

     Basis of Accounting - The accounts of the Plan are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

     Valuation of Investments - Values for securities are based on the quoted net asset value (redemption value) of the respective investment company; units of participation in mutual funds are valued at quoted market prices. Values for company stock funds are based on their unit closing prices. Participant loans are valued based upon the remaining unpaid principal balance plus any accrued but unpaid interest thereon, which approximates fair value.

     Payments of Benefits - Benefit payments to participants are recorded upon distribution.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

     Reclassifications - Certain amounts included in the 1997 financial statements have been reclassified to conform to the 1998 presentation.

 3.   SEPARATE FUND INFORMATION

     Significant components of the changes in net assets for the years ended December 31, 1998 and 1997 as allocated to the separate investment funds are as follows:

                                        Cox
                                        Comm.       Times         Times       Times
                                        Class A     Mirror        Mirror      Mirror                                   Vanguard
                                        Common      Series A      Series B    Series C    Vanguard      Vanguard       Morgan
                                        Stock       Stock         Stock       Stock       Wellington    Windsor        Growth
                                        Fund        Fund          Fund        Fund        Fund          Fund           Fund
 Net assets available for benefits,
   December 31, 1996                   $ 3,765,665  $ 4,786,613   $ 327,337   $ 233,786   $ 18,195,302  $ 26,837,308  $ 13,028,323

 Employee contributions                  1,032,333            0           0           0      1,856,729     3,922,231     2,635,908

 Employer contributions                    364,641            0           0           0      1,404,551     1,003,112       714,639

 Interest and dividends                          0       49,407       4,966       2,372      1,991,445     5,632,233     2,547,209

 Net appreciation (depreciation) in
   fair value of investments             3,610,030    1,023,687      62,181      49,803      2,398,365       488,285     1,786,267

 Distributions to participants            (311,005)    (406,709)     (9,321)    (19,969)    (1,905,369)   (2,622,459)   (1,844,262)

 Net withdrawals of participant
   loans                                   (69,179)    (106,472)       (759)     (4,933)       (46,501)     (313,452)     (180,953)

 Transfers from (to) other funds           484,357     (109,165)   (384,444)    (18,352)      (109,024)      720,612       564,891

 Transfers from (to) other plans
   and other deductions                    113,517           (4)         40           0       (107,323)      (10,980)       42,012
                                       -----------  -----------   ---------   ---------   ------------  ------------  ------------
 Net assets available for benefits,
   December 31, 1997                   $ 8,990,359  $ 5,237,357           0   $ 242,707   $ 23,678,175  $ 35,656,890  $ 19,294,034

 Employee contributions                  2,004,952            0           0           0      2,235,484     4,320,418     3,189,964

 Employer contributions                    629,268            0           0           0      1,454,714     1,103,160       888,468

 Interest and dividends                        261       51,980           0       2,327      2,984,996     3,186,845     1,976,813

 Net appreciation (depreciation) in
   fair value of investments             7,649,431     (414,293)          0     (19,043)      (103,849)   (2,912,246)    2,582,262

 Distributions to participants            (890,111)    (325,055)          0      (9,859)    (1,926,326)   (1,998,296)   (1,195,115)

 Net withdrawals of participant
   loans                                  (310,107)     (68,362)          0        (655)      (179,037)     (311,146)     (155,058)

 Transfers from (to) other funds           966,659     (248,803)          0     (15,604)      (318,616)   (1,901,025)      186,500

 Transfers from (to) other plans
   and other deductions                   (288,725)    (479,737)          0     (32,787)      (368,046)     (325,010)     (221,450)
                                      ------------  -----------   ---------   ---------   ------------  ------------  ------------
 Net assets available for benefits,
   December 31, 1998                  $ 18,751,987  $ 3,753,087   $       0   $ 167,086   $ 27,457,495  $ 36,819,590  $ 26,546,418
                                      ============  ===========   =========   =========   ============  ============  ============


                                       -8-


                                                                                             Vanguard
                                     Vanguard     Vanguard      Vanguard                     Total
                                     Federal      Short         Intermediate  Vanguard       Stock
                                     Money        Term          Term          International  Market
                                     Market       Corporate     Corporate     Growth         Index        Participant
                                     Fund         Fund          Fund          Fund           Fund         Loans        Total
 Net assets available for benefits,
   December 31, 1996                 $ 11,532,981  $ 8,075,297   $ 429,106    $ 4,665,403    $ 8,907,408 $ 5,688,777   $106,473,306

 Employee contributions                   788,900      914,662     243,810        814,783        992,801           0     13,202,157

 Employer contributions                   186,524      407,397      79,408        274,949        320,621           0      4,755,842

 Interest and dividends                   575,328      516,080      40,016        213,363        296,344      476,673    12,345,436

 Net appreciation (depreciation) in
   fair value of investments                    0       49,977      16,433        (11,880)     2,456,848            0    11,929,996

 Distributions to participants         (1,343,119)    (765,014)   (131,361)      (677,857)    (1,159,768)    (531,258)  (11,727,471)

 Net withdrawals of participant
   loans                                 (128,379)     (38,881)      8,644        (41,778)      (248,679)   1,171,322             0

 Transfers from (to) other funds         (983,800)    (337,556)    108,471       (141,871)       205,881            0             0

 Transfers from (to) other plans
   and other deductions                   (36,591)     (51,190)     15,586        (36,008)      (140,661)      16,438      (195,164)
                                     ------------  -----------   ---------    -----------   ------------  -----------  ------------
 Net assets available for benefits,
   December 31, 1997                 $ 10,591,844  $ 8,770,772   $ 810,113    $ 5,059,104   $ 11,630,795  $ 6,821,952  $136,784,102

 Employee contributions                   721,115      891,816     356,790        826,238      1,617,711            0    16,164,488

 Employer contributions                   170,781      394,732     104,789        290,651        487,075            0     5,523,638

 Interest and dividends                   512,169      553,420      76,229        117,455        234,751      529,473    10,226,719

 Net appreciation (depreciation) in
   fair value of investments                    0       23,399       5,695        704,151      2,470,490            0     9,985,997

 Distributions to participants         (1,293,741)    (642,909)    (85,962)      (475,385)    (1,010,296)    (540,844)  (10,393,899)

 Net withdrawals of participant
   loans                                (150,907)      (44,671)      4,655        (81,412)      (153,197)   1,449,897             0

 Transfers from (to) other funds         980,564      (183,033)    314,375       (246,527)       465,510            0             0

 Transfers from (to) other plans
   and other deductions                 (641,619)      (41,704)    (55,552)      (220,222)      (803,893)       5,957    (3,472,788)
                                    ------------   ----------- -----------    -----------   ------------  -----------  ------------
 Net assets available for benefits,
   December 31, 1998                $ 10,890,206   $ 9,721,822 $ 1,531,132    $ 5,974,053   $ 14,938,946  $ 8,266,435  $164,818,257
                                    ============   =========== ===========    ===========   ============  ===========  ============

 4.   INVESTMENTS

     The Plan's investments, including those representing 5% or more of the Plan's net assets, are as follows:

                                                                 1998                                           1997
                                                   ----------------------------------            ---------------------------------
                                                   Number of              Fair                   Number of               Fair
                                                   Units                  Value                  Units                   Value
 Cox Communications Class A
   Common Stock Fund                                  532,218            $ 18,643,608              440,446             $ 8,932,254
 Times Mirror Series A Stock Fund                     227,184               3,753,087              288,719               5,237,357
 Times Mirror Series C Stock Fund                      10,090                 167,086               13,358                 242,707
 Vanguard Wellington Fund                             931,260              27,332,490              799,590              23,547,918
 Vanguard Windsor Fund                              2,353,863              36,649,647            2,087,240              35,441,340
 Vanguard Morgan Growth Fund                        1,339,105              26,407,146            1,091,955              19,152,897
 Vanguard Federal Money Market Fund                10,858,416              10,858,416           10,552,700              10,552,700
 Vanguard Short-Term Corporate Bond Fund              893,038               9,680,536              806,042               8,713,319
 Vanguard Intermediate-Term Corporate Bond Fund       151,151               1,516,048               80,253                 797,717
 Vanguard International Growth Fund                   316,175               5,934,600              306,039               5,015,982
 Vanguard Total Stock Market Index Fund               542,078              14,863,790              511,485              11,580,033
 Loans to participants                                                      8,266,435                                    6,928,847
                                                                        -------------                                -------------

                                                                        $ 164,072,889                                $ 136,143,071
                                                                        =============                                =============



 5.   PLAN TERMINATION

     If the Plan should be terminated, the trustee would be instructed to continue and maintain separate Plan accounts for each participant to accumulate earnings and profits until distribution of benefits under the provisions of the Plan are allowable.

 6.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated February 19, 1997 that the Plan, as then designed, was in compliance with the applicable requirement of the Internal Revenue Code ("IRC"). The Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

 7.   RELATED PARTY TRANSACTIONS

     The Cox Communication Class A Common Stock Fund held 269,709 shares ($18,643,608 fair value) and 222,958 shares ($8,932,254 fair value) at
     December 31, 1998 and 1997, respectively.

                             SUPPLEMENTAL SCHEDULES

                       (See Independent Auditors' Report)

 COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

 ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
 DECEMBER 31, 1998
 -------------------------------------------------------------------------------


 Identity                                                                                                               Current
 of Issue                                              Description of Investment                   Cost                 Value
 *Vanguard Federal Money Market Fund                   Registered Investment Company               $10,858,416          $10,858,416

 *Vanguard Intermediate Term Corporate Bond Fund       Registered Investment Company                 1,501,613            1,516,048

 *Vanguard International Growth Fund                   Registered Investment Company                 5,233,114            5,934,600

 *Vanguard Morgan Growth Fund                          Registered Investment Company                22,237,668           26,407,146

 *Vanguard Short-Term Corporate Bond Fund              Registered Investment Company                 9,693,388            9,680,536

 *Vanguard Total Stock Market Index Fund               Registered Investment Company                10,038,240           14,863,790

 *Vanguard Wellington Fund                             Registered Investment Company                25,256,506           27,332,490

 *Vanguard Windsor Fund                                Registered Investment Company                38,106,282           36,649,647

 Times Mirror Series A Stock Fund                         Company Stock Fund                         1,677,123            3,753,087

 Times Mirror Series C Stock Fund                         Company Stock Fund                            78,806              167,086

 *Cox Communications Class A Common Stock Fund            Company Stock Fund                         8,307,008           18,643,608

                                                  Various (interest ranging from 6% to 9%,
 *Loans to participants                             maturities ranging from 1 to 180 months)         8,266,435            8,266,435
                                                                                                  ------------         ------------
                                                                                                  $141,254,599         $164,072,889
                                                                                                  ============         ============

 *Party-in-interest to the Plan.

 COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
 YEAR ENDED DECEMBER 31, 1998
 -------------------------------------------------------------------------------


                           Description of Asset                                                            Current Value
 Identity of                 (Include Interest                                                             of Asset on
  Party                    Rate and Maturity in                 Purchase        Selling     Historical     Transaction     Net
 Involved                      Case of Loan)                    Price           Price       Cost           Date            Gain

Separate Transactions:

[NONE]

Series of Transactions:

The Vanguard Group        Vanguard Federal Money Market Fund        6,540,520                               6,540,520

The Vanguard Group        Vanguard Federal Money Market Fund                     6,234,801    6,234,801     6,234,801

The Vanguard Group        Vanguard Morgan Growth Fund               8,551,765                               8,551,765

The Vanguard Group        Vanguard Morgan Growth Fund                            3,879,779    3,566,217     3,879,779     313,562

The Vanguard Group        Vanguard Wellington Fund                  8,042,952                               8,042,952

The Vanguard Group        Vanguard Wellington Fund                               4,154,531    3,641,217     4,154,531     513,314

The Vanguard Group        Vanguard Windsor Fund                    11,193,118                              11,193,118

The Vanguard Group        Vanguard Windsor Fund                                  7,072,566    6,934,057     7,072,566     138,509

Cox Communications, Inc.  Cox Communications, Inc.
                           Common Stock, Class A                    8,373,251                               8,373,251

Cox Communications, Inc.  Cox Communications, Inc.
                           Common Stock, Class A                                 6,311,327    4,570,795     6,311,327   1,740,532

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this Annual Report to be signed on behalf of the plan by the undersigned hereunto duly authorized.

                            COX COMMUNICATIONS, INC.
                           SAVINGS AND INVESTMENT PLAN


          By: /s/ Andrew A. Merdek                    Date: June 24, 1999
              --------------------
              Andrew A. Merdek
              COX COMMUNICATIONS, INC.
              Corporate Secretary